For immediate release

FURTHER CAUTIONARY ANNOUNCEMENT

August 10, 2011 - Anooraq Resources Corporation (“Anooraq”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) refers shareholders to the cautionary announcements of May 13, 2011 and June 28, 2011, relating to discussions between Anooraq and Anglo American Platinum Limited (the “Parties”) in respect of a potential transaction between them. As stated in those announcements, the nature of these discussions relate to the completion of a strategic review by the Parties of the assets and financing structures of, and pertaining to Bokoni Platinum Holdings (Pty) Limited, with a view to Anooraq and the Bokoni Group effecting a restructuring and refinancing transaction.

The Parties have now completed their strategic review of the Bokoni Group asset base and are in negotiations around the restructuring, recapitalization and refinancing of the Bokoni Group and Anooraq, having regard to the results of the strategic review.

As these discussions remain ongoing, Shareholders are advised to continue to exercise caution when dealing in their Anooraq securities until a further announcement is made.

Johannesburg, 10 August 2011
Issued on behalf of Anooraq Resources Corporation

For further information contact:

Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Cassidy Parker
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 72 347 2342

Macquarie First South Capital
Annerie Britz/ Yvette Labuschagne/ Melanie de Nysschen
Office: +27 11 583 2000

Neither the TSX Venture Exchange not its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission at www.sec.gov and home jurisdiction filings that are available at www.sedar.com. The Company's Annual Report on Form 40-F, which includes its audited financial statements for the fiscal year ended December 31, 2010, was filed with the Securities and Exchange Commission on March 23, 2011 and is available at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request.